THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

April 17, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Daniel Morris
Attorney Advisor

RE:	Smart Kids Group, Inc.
Amendment No. 4 to Form S-1
Filed March 19, 2009
File No.: 333-153294

Dear Mr. Morris:

Below please find our responses to the Commission’s comment letter, dated April 2, 2009, regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the comment letter.

Please be advised that today the Company filed with the SEC Amendment No. 5 to its Form S-1.  A copy Amendment No. 5, marked to show changes from Amendment No. 4 accompanies this letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Philip Magri
Philip Magri

Prospectus

Summary – General, page 3

1.
We believe that terms such as “children’s media products”, “digital media products”, “sublicensed assets” and “digital media assets” are overbroad and therefore difficult for investors to understand. We encourage you to revise the prospectus to replace these terms and other similar terms with clearer disclosure. For instance, please revise the first paragraph to clarify, if true, that you have sublicensed a TV series from SKIH and are currently developing a new TV series, as well as merchandise and an interactive educational website, based on characters in the sublicensed series.

In response to Comment #1, we have revised the prospectus to replace ambiguous terms with clearer disclosure.  We have also revised the disclosure under “General” in the Prospectus Summary on page 3 to state the following:

“Pursuant to our sublicense discussed below, we sublicense The ‘Be Alert Bert’ television series that is copyrighted and owned by Richard Shergold, and exclusively sublicensed, through SKIH, to our Company.  The series consist of 26 thirty minute bi-lingual (English/Spanish) episodes featuring ‘Bert the Bee’ and music. Our Company intends to generate revenue from this series through licensed sales to TV stations and sales to the public via e-commerce sales from our upcoming Live at the Hive website discussed below.  There are currently no revenues being generated by this television series because the licensing revenue was paid up front and the contract term is still active. License renewals are expected to begin in mid-2009.  The Company anticipates that any renewed licenses will be for a one-time fee. The Company does not yet know what such renewal fees will be and will depend on various factors, including competition and licensees’ economic budgets.

…Upon the obtainment of additional funds, we also plan to develop a character based children’s TV series for release in 2010. We anticipate that we will require approximately $9 million to complete and launch and market this new TV Series.”

2.
In that regard, we note that the description of your sublicense agreement in this section appears incomplete. Specifically, you state in the fourth paragraph that under the agreement “the Company sublicenses existing media properties to networks and local TV stations.” However, as noted in the comment above, it appears that the sublicense also permits you to create new stories and products based upon the sublicensed characters. Please revise this section to clearly disclose whether your sublicense permits you to create new stories and products using existing characters or, alternatively, limits you to selling or licensing existing stories and products. We encourage you to consider this comment and the preceding comment jointly.

In response to Comment #2, we have revised the description of our sublicense agreement to state the following on page 3.

“Intellectual Property

As of this filing, we own no Intellectual Property (“IP”) but instead sublicense children oriented characters and products from Smart Kids International Holdings, Inc. (SKIH) pursuant to an exclusive sublicense, dated June 20, 2005 (the “Sublicense Agreement”), SKIH licenses such intellectual property assets directly from Mr. Shergold, our Chief Executive Officer and Chairman, the owner of all the intellectual property pursuant, pursuant to an exclusive license agreement. Mr. Shergold is sole stockholder of SKIH and the CEO and majority stockholder of our Company.

Pursuant to the Sublicense Agreement, we sublicense all intellectual property held by SKIH.  The Sublicense is exclusive to the Company and enables us to use the trademarks, domain names and copyrights, concepts and characters in connection with the manufacture, distribution, sale and advertising globally.  The term of the Sublicense Agreement is 25 years, commencing on June 20, 2005.  We also have the option during the initial term of the Agreement to extend the Sublicense Agreement in perpetuity. The royalty fee of the Sublicense Agreement is $5,000 per month during the initial and extended term of the Sublicense Agreement.  SKIH has the right to terminate, if not otherwise cured within 45 days after notice, the Sublicense Agreement in the event we become insolvent, file bankruptcy proceedings either voluntary or involuntary, abandon the sublicense, assign the sublicense without SKIH’s written consent, failure to observe or perform any of our obligations under the Sublicense Agreement, or if there is a change of control of our Company. Upon the expiration or termination of the Sublicense Agreement, we have the right to sell any licensed products on hand as of the expiration date or termination of the Sublicense Agreement subject to the payment of royalties to SKIH, if applicable.

All products and intellectual property developed by the Company will remain the property of the Company.”

3.
We note that you intend to market your products “by leveraging [your] management team’s collective background and expertise.” It is unclear what you mean. Please revise to provide a brief synopsis of your marketing strategy.

In response to Comment #3, we have deleted the phrase “by leveraging our management team’s collective background and expertise.”

Summary of our Products

4.
We note your response to prior comment 9. Please provide us with the basis for your statements here and on page 36 that the company anticipates re-signing most of the current licensors and adding new licensors. In addition, please provide the basis for similar representations regarding your licensing prospects made in the second-to-last bullet on page 40.

In response to Comment #4, we have revised the disclosure to state the following under “Strategic Business Plan” on pages 5 and 32.

“Phase 1 – Renew and Increase Licenses for the Existing Be Alert Bert TV Series

●      The Be Alert Bert TV series was created in 1991 by SKIH and which is sublicensed to the Company under the Sublicense and is currently broadcasting on eleven stations in South America and Europe. The Company however is not currently receiving any revenue for such broadcastings as the revenue from the existing licensing was paid at the time of initial contracting on a one-time basis. This practice is standard in the industry and the Company does not foresee changes to this payment practice.

●      All existing licenses are due for renewal in 2009 and the Company has contacted the current licensees and has received verbal commitment that the licenses will be renewed.  No renewals are currently contracted.

●      The Company intends to sell new Licenses initially throughout America and South America. However, no actions have taken place to date.

●       While the Company plans to receive licensing revenue for such future broadcasts, such licensing is not anticipated to generate a substantial amount of revenue for the Company.

●      The primary purpose of the Phase 1 licensing activities is to develop brand awareness and drive viewers to the Company’s community website for kids.”

Also, the Company has limited its discussion regarding its intended growth strategy.

Character Based Merchandise

5.
We note your response to prior comment 10. Please revise this section to describe briefly the current state of development of your character-based merchandise. In addition, please revise “Description of Our Business” to more fully discuss the specific steps you are taking to complete development and commence production.

In response to Comment #5, we have revised the disclosure to state the following under Currently Licensed Intellectual Property on page 4.

“Character Based Merchandise of which the Company Maintains a Small Inventory (All character images used in pictures, merchandise, etc., are used to produce merchandise under the sublicense with the Company. The merchandise assets have been developed, manufactured and are owned by the Company and intended to be available for sale once planned e-commerce capability is operational:

o	Bert the Bee Dolls
o	Bert the Bee Watches
o	Bert the Bee Storybooks
o	Logoed Nightlights
o	Logoed Bike Helmets
o	Logoed Back Packs
o	Logoed Lunch Boxes
o	Logoed Medical Kits”

Additional Product Information

6.
We note your statement in the second sentence on page 6 that the Live at the Hive website is “architected and outlined” for development. Please revise to explain the meaning of this phrase and provide more detail and clarity regarding the current state of development of the website.

In response to Comment #6, we have deleted the phrase that the Live at the Hive website is “architected and outlined” for development.

Digital Media Assets

7.
We note your reference to direct sales personnel. Please revise to describe briefly in this section, and in more detail in “Description of Our Business”, how you intend to utilize sales personnel. Also, please clarify whether the sales personnel will be employees of the company or independent agents.

In response to Comment #7, the Company has disclosed the following to describe how it intends to utilize sales personnel and that such persons are independent contractors on page 5.

“The Company has identified three independent contractors for the above licensing sales effort. We expect to retain their services at funding and continue for an initial projected timeframe of two years.”

Website

8.	Please revise the second sentence of this section for clarity.

In response to Comment #8, we have deleted the sentence.

9.
Please revise briefly here, and in greater detail under “Websites” on page 35, to explain the term “sponsored segments” and to describe your plan to generate revenues from corporate sponsorship fees, including the types of companies which you believe will be interested in sponsoring segments, the content of the sponsorship segments and how you will sell the segments.

In response to Comment #9, we have revised the disclosure to state the following on pages 6 and 33.

“Phase 2 – Develop and Launch ‘Live at the Hive,” a Community website for Kids

o
“Live at the Hive” is planned to be a 3D animated membership website based on Bert the Bee and other characters and is planned to be the Company’s primary revenue producer. Although in perpetual development, Phase 1 completion which will allow membership sign-ups will occur in June 2009. The site is planned to contain the following major features:

▪
Planned as a ‘hive’, that members will ‘buzz through’, the site is planned to have separate hive sections dedicated to health, safety, education and fitness that we intend to be sponsored by corporations. For example, the fitness section might be sponsored by a major sporting equipment manufacturer or retailer. Currently, the Company has no contracts or agreements with any Corporate sponsor.

▪	Sponsoring corporations will pay an annual fee for the branding rights to their sections.

▪	“Live at the Hive” is planned to have sections for members to visit for character based games, video clips and other Edutainment content.

▪
The site is planned to have a secure social networking component, such as offered by Face Book for its members; however it is planned to have strict parental control features including monthly reporting to parents of site activity.

▪
E-commerce functionality is planned on the site to facilitate purchase of digital media and character based merchandise.  The Company currently has five songs, twenty-six Spanish videos and twenty-six English videos that it plans to sell via digital download to members. Mr. Shergold is and will be the source of all music and video content. The amount of revenue projected to be gained from e-commerce sales from our Live at the Hive website is not planned to be significant until 3Q 2010.”

Business Objectives

10.
We note your response to prior comment 11. It is inappropriate to state that your business objectives are to achieve regional, domestic and international brand recognition. Please revise to briefly discuss the significant short-term steps you must take to build your business, such as completing your website and licensing Be Alert Bert to television stations.

In response to Comment #10, we have revised this disclosure.  Instead, we have disclosed our anticipated growth strategy in two phases on pages 6 and 33.

There Exists Uncertainty With Regards To Our Ability..........................page 13

11.
We note your response to prior comment 16. Please reconcile your disclosure in the last sentence on page 13 that neither the company nor Mr. Shergold have any pending patent applications with the U.S. P.T.O. with your disclosure in the third sentence on page 14 that there can be no assurances that your application will be granted by the U.S. P.T.O.

In response to Comment #11, we have revised the disclosure to state that neither the Company nor Mr. Shergold has any patent or trademark pending with the U.S. P.T.O. on page 13.

“There exists uncertainty with regards to our ability to protect our vital Sublicensed Intellectual Property.

“Our prospects for success may depend, in part, on our ability to obtain commercially valuable patents, trademarks and copyrights to protect Mr. Shergold’s intellectual property, which we sublicense directly from SKIH. Legal standards relating to the validity and scope of patent claims are still evolving. As a result, patent, trademark and copyright positions may be uncertain and will involve complex legal and factual questions. Therefore, the degree of future protection for our technologies or potential products is uncertain. There are numerous costs, risks and uncertainties that the Company faces with respect to obtaining and maintaining patents and other proprietary rights. The Company may not be able to obtain meaningful patent protection for its future developments. To date, neither the Company nor Mr. Shergold has any pending patent or trademark applications with the U.S. Patent and Trademark Office or any agency with regard to the above-reference intellectual property assets.”

Selling Stockholders, page 17

12.
While we note your response to prior comment 17, please confirm that you have properly identified the individual(s) possessing dispositive control and voting control over securities beneficially owned by spouses and minor children. Refer to Instruction 2 to Item 403.

In response to Comment #12, we hereby confirm that we have properly identified the individual(s) possessing dispositive and voting control over securities beneficially owned by spouses and minor children.

Relationships, page 20

13.
We note your response to prior comment 20. However, your disclosure in the first paragraph on page 25 appears to suggest that certain selling stockholders may be affiliates of a broker-dealer. Please confirm to us that none of the selling stockholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to the first paragraph on page 25. Alternatively, please revise your prospectus to include appropriate disclosures regarding any broker-dealers or affiliates thereof.

In response to Comment #13, we have revised the disclosure on page 20 that none of the selling stockholders are affiliates of a broker-dealer and confirm that that is true to the Company’s knowledge.

14.
We note your expanded description of the advisory agreement. However, the specific functions, if any, performed by Reich Brother in connection with this offering are unclear. Please revise to clarify. In addition, please provide us with your analysis as to why Reich Brothers should not be considered an underwriter.

Comment #14, we have expanded the description of the Company’s advisory agreement with Reich Brothers, Inc. to state the following on page 20.

“Reich Brothers has not played any role in connection with this offering. Reich Brothers is not an underwriter of this offering nor are they are registered broker/dealers or affiliated with any broker/dealer.  It has acquired its shares registered in this offering for its own purposes and not with any intent to distribute any shares of common stock held by it.”

Summary Compensation table, page 24

15.	Refer to footnote (1). Please tell us why you believe the license agreement is appropriately disclosed under “All Other Compensation.” Refer to Item 402(n) of Regulation S-K.

In response to Comment #15, we have deleted the reference to the sublicense agreement under “All Other Compensation.”  Such previous disclosure was made in error.

Convertible Securities

16.
You state that the securities sold under the subscription agreements became convertible when “the Company raised additional capital” and may now be converted “at any given time.” Please provide additional disclosure regarding the conversion right, including a discussion of when the right was triggered. Please also tell us whether any of the convertible securities were purchased by affiliates of the company. Lastly, please file the subscription agreement as a material agreement with your next amendment.

In response to Comment #16, we revised the disclosure to state the following on page 28.

“Conversion of Be Alert Bert Holdings, Inc. into Company Common Stock

“In connection with the dissolution of Be Alert Bert Holdings, Inc. in 2003, in November 2008, we converted all of the issued and outstanding shares of Bert Alert Bert Holdings, Inc. into shares of Smart Kids Company Stock at a rate of $0.10 per share. An aggregate of 1,771,100 shares of Common Stock were issued to an aggregate of 110 people.  The Company issued these securities under the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Regulation S promulgated thereunder due to the fact that the issuance did not involve a public offering and the investors were non-US residents.”

We have also filed the Subscription Agreement as Exhibit 10.10 to Amendment No. 5.

Description of Our Business, page 29

17.
You state that you do not own any intellectual property. Please describe your ownership interest in the TV series The Adventures of Bert and Clare, the Bert the Bee storybooks and the other products that are being developed and produced by your company, rather than sublicensed as completed works from Mr. Shergold and SKIH. Please revise accordingly.

In response to Comment #17, we have revised indicated on pages 5 and 30  that the TV series “The Adventures of Bert and Clare,” the “Bert the Bee” storybooks and other products are sublicensed to the Company under its sublicense agreement with Smart Kids International Holdings, Inc.

18.
In that regard, although you indicate that you do not own any intellectual property, you state in the third paragraph under “Description of Our Business – General” that copyrights exist for all of your digital media content. Please revise to disclose whether the copyrights are owned by you or Mr. Shergold or another entity. Also, please disclose whether the copyrights have been registered with the U.S Copyright Office. If not, please consider adding a risk factor discussing whether failure to register will impair your ability to enforce legal protections.

In response to Comment #18, we have revised the disclosure on page 3 to state the following:

“Intellectual Property

As of this filing, we own no Intellectual Property (“IP”) but instead sublicense children oriented characters and products from Smart Kids International Holdings, Inc. (SKIH) pursuant to an exclusive sublicense, dated June 20, 2005 (the “Sublicense Agreement”),  . SKIH licenses such intellectual property assets directly from Mr. Shergold, our Chief Executive Officer and Chairman, the owner of all the intellectual property pursuant, pursuant to an exclusive license agreement. Mr. Shergold is sole stockholder of SKIH and the CEO and majority stockholder of our Company.

… All products and intellectual property developed by the Company will remain the property of the Company.”

On page 4, we disclosed the following:

“Currently Sublicensed Intellectual Property

We currently sublicense the following from SKIH pursuant to the Sublicense Agreement discussed above.  All copyrighted and trademarked items are owned by Richard Shergold, our Chief Executive Officer and Chairman, and are registered with the United States Copyright Office and United States Patent and Trademark Office in the United States and in similar governing agencies in Canada.   Domain names are registered with ICANN which is the International registrar and are owned by Mr. Shergold and sublicensed to us through SKIH.”

19.
We note your reference to “quality control” in the third paragraph under “Description of Our Business – General.” Please expand your disclosure to describe these controls. For instance, will your chief executive officer and chief technology officer confirm that you have current licenses for your content and that the educational information contained in your products is accurate? Please explain.

In response to Comment #19, we have deleted the reference to “quality control.”

Websites, page 31

20.
Refer to the second paragraph of this section. As it appears that your primary website will be Live at the Hive, please describe the purpose of the other websites which you currently maintain or are developing.

In response to Comment #20, on page 31, we revised the disclosure to describe the purpose of the Company’s sublicensed domain names:

 “Internet Domain Names in use or planned for use:

1.           Smartkidsgroup.com – in use as the corporate website
2.           Liveatthehive.com – planned for development as the kids community site

 Registered Internet Domain Names for potential future use: (None of these domain names are currently projected for any particular use).

1.           Fullmotionfitnesstv.com
2.           Smartkidscommunity.com
3.           Smartkidsgloware.com
4.           Smartkidskungfuforkids.com
5.           Smartkidstravel.com
6.           Bealertbert.com
7.           Mysmartkids.com
8.           Shaolinkungfuacademy.com
9.           Genuinelicensing.com
10.         Genuinepublishing.com
11.         Smartkidsgropinc.com

12.         Mysmartkidssoftware.com
13.         Mysmartkidsproducts.com
14.         Smartkidware.com
15.         Smartkidsgeopager.com
16.         Smartkidsnews.com
17.         Smartkids3-Dfitnesstrainer.com
18.         Bertsbeehivestores.com
19.         Bertsbeehivesandstores.com
20.         Smartkidstv.com
21.         Bertsbeehive.com”

21.
Please provide more detail and clarity regarding your plans to generate revenues from e-commerce transactions through the sale of music and videos, including whether the users will be charged a fee each time they download material and the approximate number of the songs and videos that will be available. In addition, please confirm, if true, that Mr. Shergold will be the source of all music and video content.

In response to Comment #21, we have revised Phase 2 on pages 6 and 33  to state the following:

Phase 2 – Develop and Launch ‘Live at the Hive,” a Community website for Kids

o
“Live at the Hive” is planned to be a 3D animated membership website based on Bert the Bee and other characters and is planned to be the Company’s primary revenue producer. Although in perpetual development, Phase 1 completion which will allow membership sign-ups will occur in June 2009. The site is planned to contain the following major features:

▪
Planned as a ‘hive’, that members will ‘buzz through’, the site is planned to have separate hive sections dedicated to health, safety, education and fitness that we intend to be sponsored by corporations. For example, the fitness section might be sponsored by a major sporting equipment manufacturer or retailer. Currently, the Company has no contracts or agreements with any corporate sponsor.

▪	Sponsoring corporations will pay an annual fee for the branding rights to their sections.

▪	“Live at the Hive” is planned to have sections for members to visit for character based games, video clips and other Edutainment content.

▪
The site is planned to have a secure social networking component, such as offered by Face Book for its members; however it is planned to have strict parental control features including monthly reporting to parents of site activity.

▪
E-commerce functionality is planned on the site to facilitate purchase of digital media and character based merchandise.  The Company currently has five songs, twenty-six Spanish videos and twenty-six English videos that it plans to sell via digital download to members. Mr. Shergold is and will be the source of all music and video content. The amount of revenue projected to be gained from e-commerce sales from our Live at the Hive website is not planned to be significant until 3Q 2010.

The TV Series: “Be Alert Bert”,

22.
We note your response to prior comment 26. Please confirm that the amount of revenue you expect to receive from renegotiation is not material or revise to disclose the amount. In addition, please disclose whether the company expects to continue making one-time sales or expects to make future sales on different terms.

In response to Comment #22, we have disclosed the following on pages 3 and 30 the following:

“Pursuant to our sublicense discussed below, we sublicense The ‘Be Alert Bert’ television series that is copyrighted and owned by Richard Shergold, and exclusively sublicensed, through SKIH, to our Company.  The series consist of 26 thirty minute bi-lingual (English/Spanish) episodes featuring ‘Bert the Bee’ and music. Our Company intends to generate revenue from this series through licensed sales to TV stations and sales to the public via e-commerce sales from our upcoming Live at the Hive website discussed below.  There are currently no revenues being generated by this television series because the licensing revenue was paid up front and the contract term is still active. License renewals are expected to begin in mid-2009.  The Company anticipates that any renewed licenses will be for a one-time fee. The Company does not yet know what such renewal fees will be and will depend on various factors, including competition and economic budgets.

Merchandising

23.
We note your response to prior comment 28. Please clarify your statement that you intend to complete your “plan for merchandising” by the fourth quarter of 2009. Discuss whether successful completion of the plan for merchandising would involve finalizing product design, producing and testing prototypes or any other objective measure.

In response to Comment #23, we have deleted this statement.

Upcoming Development Plans

24.
We note your disclosure in the second paragraph under this heading that you anticipate a North American Market launch for the third quarter of 2009. Please advise us whether your predicted timelines are still realistic or update your disclosure. Similarly update your predictions throughout your filing, as necessary, to provide investors with a realistic plan of operations.

In response to Comment #24, we confirm that our predicted timelines are realistic provided that the Company has sufficient capital. Also, on page 33, we have disclosed the following:

SUMMARY OF PRODUCT DEVELOPMENT
(Fiscal Year Ends June 30th)

Key Milestone	Funds Required		Status	Implementation Date***	Completed Date***
Phase 1 Initial Operations •Contract Vendors •Establish Offices •Retain three consultants • Update TV Series with new company info •Produce commercials for barter •Initialize Live at the Hive development		$500,000	Designed	2Q 2009	3Q 009

Phase 2 – Market Operations ●Launch Live at the Hive ●Contract Sponsors ●Renew existing Licenses ●Sell New Licenses ●Begin Bert and Clare Production		$2,500,000	Designed	3Q 2009	4Q 2009

Phase 3 --  Operations
●Hire staff
●Complete Bert and Clare Production
●Complete Live at the Hive
●Development
●Contract for Merchandise
●Acquire Merchandise
●E-Commerce Merchandise
●Launch Merchandise Sales
	$	****	Planned	1Q 2010	2Q 2010

*Designed status means that the project planning, scope, operational characteristics and implementation strategy is completed. It is ready to implement.

**Planned status means that the product is conceived but has not been fully designed and is not ready to implement.

*** All of the dates are anticipated, and we cannot provide any assurance of attaining the respective milestone by such approximate date.

**** To be determined and contingent on the Company generating sufficient revenues and/or obtaining additional financing.

25.
We note your disclosure in the third bullet that you intend to develop character-based 30 second commercials for television advertising. Please revise your filing to provide additional discussion regarding your plans, including whether you intend to create the commercials yourself and the anticipated cost of the production. If you intend to outsource the production of the commercials, please disclose whether any contractual arrangements have been made to date and file any material agreements with your next amendment.

In response to Comment #25, we have deleted this disclosure.

26.
We note your disclosure beginning in the third bullet on page 40 that the company’s existing products and services include movies, personal B-mail, games and gifts. If such products and services have been developed and currently exist, please revise your disclosure on page 5 under the heading “Summary of Our Products” and in “Description of Our Business” to discuss these products and services. If not, please delete the phrase “existing assets” in the parenthetical accompanying each bullet.

In response to Comment #26, we have deleted this disclosure since such products and services have not been developed nor do they exist.

Strategic Business (2010 and Beyond)

27.
We note your disclosure in the second-to-last paragraph on page 40 that your company intends to package and sell physical fitness products. Please revise your disclosure to briefly describe such products, including how physical fitness products will fit into your overall business strategy of producing entertaining educational products with a focus on child safety.

In response to Comment #27, we have revised the disclosure in the first bullet under Phase 2 on pages 6 and 33 to state the following:

“Planned as a ‘hive’, that members will ‘buzz through’, the site is planned to have separate hive sections dedicated to health, safety, education and fitness that we intend to be sponsored by corporations. For example, the fitness section might be sponsored by a major sporting equipment manufacturer or retailer. Currently, the Company has no contracts or agreements with any corporate sponsor.”

Summary of Product Development

28.	We note your definition of “planned status.” Please explain what it means to “define” the product.

In response to Comment #28, we have deleted the terms “planned status” and “defined.”

Management’s Discussion and Analysis, page  35

29.
Please provide discussion and analysis of the results of operations for the six-month stub periods ending December 31, 2008 and December 31, 2007. Refer to Item 303 of Regulation S-K. Please also note your continuing obligation to update financial statements and financial information, as necessary, to comply with Rule 8-08 of Regulation S-X.

In response to Comment #29, we have provided a discussion and analysis of the results of operations for the six-month stub periods ended December 31, 2008 and 2007 and have updated the financial statements and financial information to comply with Rule 8-08 of Regulation S-K.

Liquidity and Capital Resources, page 38

30.	Please disclose your cash on hand as of the most recent date practicable.

In response to Comment #30, we have revised the disclosure to state the following on page 38.

Cash Balance.  At April 1, 2009, we had approximately $196 cash on-hand.

31.
Refer to the first paragraph on page 47. We note that your officers and directors are paying the company’s “smaller, reasonable overhead fees.” Please disclose your average monthly overhead expenses and administrative costs, including the amount currently being paid by your officers and directors, and disclose the monthly and aggregate amounts being deferred. In addition, please clarify whether any costs are being borne by officers and/or directors other than Mr. Shergold.

In response to Comment #31, we have deleted this disclosure since the officers and directors bear their individual expenses.  The Company has stated the following on page 38 regarding its monthly overhead and administrative costs.

“Our Company has expended all operating capital and cash on hand as of the date of this registration statement. Operations have been effectively suspended until our registration statement is deemed effective, where we will subsequently seek financing from institutional investors. Our founder and CEO, Richard Shergold, is bearing all costs that cannot currently be deferred. We do not have any written agreements with any third parties regarding the deferral of payment.  Our Officers and Directors are continuing to contribute services without cash compensation during this period.

Aside from legal, auditing, accounting, transfer agent and filing agent fees, the Company currently does not have any overhead expenses, as the production facility cost only incurs when in production. The Company does not incur other administrative costs at this time, as we do not have any leased/owned office space or paid personnel.

32.	Please disclose whether your agreements to defer payment to certain service providers until you obtain financing are oral or in writing. If they are written, please file them as material agreements.

In response to Comment #32, we have revised the disclosure on page 38 to state the following:

“Our Company has expended all operating capital and cash on hand as of the date of this registration statement. Operations have been effectively suspended until our registration statement is deemed effective, where we will subsequently seek financing from institutional investors. Our founder and CEO, Richard Shergold, is bearing all costs that cannot currently be deferred. We do not have any written agreements with any third parties regarding the deferral of payment.  Our Officers and Directors are continuing to contribute services without cash compensation during this period.

Part II, page 63

Item 16. Exhibits, page 64

33.
We note your response to prior comment 18. Please confirm that you have filed, in paper form, an application for confidential treatment for any redacted information, including the information on Schedules A and B to Exhibit 10.9, with the Office of the Secretary. Alternatively, please re-file the Exhibit without the redactions. Refer to Staff Legal Bulletin No. l and the addendum to Staff Legal Bulletin No. 1 dated July 11, 2001.

In response to Comment #33, please be advised that when the Agreement Schedules A and B were blank.  As of the date of filing Amendment No. 5, such schedules remain blank.